Exhibit 99.2

Certificate of Amendment Loi canadienne sur les sociétés par actions Canada Business Corporations Act Certificat de modification CENOVUS ENERGY INC. 750210-9 Corporate name / Dénomination sociale Corporation number / Numéro de société Virginie Ethier Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ) Director / Directeur 2015-04-29 I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment. JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

••• Industry Canada lndustrie Canada I' -Co•pornte name ICENOVUS ENERGY INC. 12- Co'POmtion numbe• Canada Business Corporations Act (CBCA) FORM4 ARTICLES OF AMENDMENT (Sections 27 or 177) 3 -The articles are amended as follows: (Please note that more than one section can be filled out) A: The corporation changes its name to: B: The corporation changes the province or territorv in Canada where the registered office is situated to: To complete the change, a Form 3 • Change of Registered Office Address must accompany the Articles of Amendment. C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same numbe in both the minimum and maximum options). Minimum number D Maximum numberD 0: Other changes: (e.g., to the classes of shares. to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify . Pursuant to Section 173(1) (d) o f the Canada Business Corporations Act, t he share provisions in Article 3 of t he Restated Articles of Incorporation dated November 30, 2009 (the "Articles"), a r e amended to delete in its entiret y t h e Schedul e of Capi t al previo us ly incorporated i n to the Arti c l es and replace it with t h e attached Schedu le of Share Capital, which is incorporated i nto and forms part of this form s o that upon the Articles of Amendment taking effect the i ssued and outstanding shares shall have the a mended p r ovi sion s . 4 . Declaration I hereby certify that I am a director or an authorized officer of the corporation. LJJ73: - Signature: Print name: Kerry D. Dyte Telephone number: ( 40 3 } 7 6 6 - 2 0 00 Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). IC 3069E (20 13/07) Page 1 of 2 Canada

SCHEDULE OF SHARE CAPITAL

CENOVUS ENERGY INC.

The Corporation is authorized to issue Common Shares in an unlimited number and First Preferred Shares and Second Preferred Shares, in each case, in a number within the limitations on issue set out below.

1.                                      The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)                                 Payment of Dividends:  Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)                                 Participation upon Liquidation, Dissolution or Winding Up:  In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)                                  Voting Rights:  Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

2.                                      The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

(a)                                 Authority to Issue in One or More Series:  The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)                                 Voting Rights:  Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)                                  Limitation on Issue:  The Board may not issue any First Preferred Shares, if by so doing, the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 percent of the aggregate number of Common Shares then issued and outstanding.

(d)                                 Ranking of First Preferred Shares:  The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)                                  Dividends Preferential:  Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.

3.                                      The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:

(a)                                 Authority to Issue in One or More Series:  The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)                                 Voting Rights:  Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)                                  Limitation on Issue:  The Board may not issue any Second Preferred Shares if by so doing the aggregate number of First Preferred Shares and Second Preferred Shares that would then be issued and outstanding would exceed 20 percent of the aggregate number of Common Shares then issued and outstanding.

(d)                                 Ranking of Second Preferred Shares:  The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)                                  Dividends Preferential:  Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.